

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 14, 2010

Mr. Murray Friedman
Chief Executive Officer
Preventia, Inc.
8900 W. Olympic Blvd.
Beverly Hills, CA 90211

> **Re:** **Preventia, Inc.**
> **Registration Statement on Form S-1**
> **Filed December 10, 2010**
> **File No. 333-171104**

Dear Mr. Friedman:

Our preliminary review of your registration statement indicates that it fails in material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form. In this regard, we note that your accountant's report fails to conform to the requirements of Rule 2-02 of Regulation S-X because that report does not indicate the city and state where issued, nor does it state (with reference to the Public Company Accounting Oversight Board) the standards pursuant to which the audit was conducted. Please note that we will not review your registration statement until you address these deficiencies in an amended filing. We will not perform a detailed examination of the registration statement and we will not issue comments at this time because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies.

If you were to request acceleration of the effective date of the registration statement in its present form, we would likely recommend that the Commission deny your request. We suggest that you consider filing a substantive amendment to correct the deficiencies.

Sincerely,

Mark P. Shuman
Branch Chief- Legal

cc: <u>Via Facsimile: (303) 482-2731</u>
Jody Walker, Esq.